SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 May, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Share Repurchase Programme dated 01 May 2013
Exhibit 1.2	Transaction in Own Shares dated 02 May 2013
Exhibit 1.3	Transaction in Own Shares dated 03 May 2013
Exhibit 1.4	Director/PDMR Shareholding dated 03 May 2013
Exhibit 1.5	Transaction in Own Shares dated 07 May 2013
Exhibit 1.6	Transaction in Own Shares dated 08 May 2013
Exhibit 1.7	Transaction in Own Shares dated 09 May 2013
Exhibit 1.8	Transaction in Own Shares dated 10 May 2013
Exhibit 1.9	Director/PDMR Shareholding dated 10 May 2013
Exhibit 1.10	Transaction in Own Shares dated 13 May 2013
Exhibit 1.11	Transaction in Own Shares dated 14 May 2013
Exhibit 1.12	Transaction in Own Sharesdated 15 May 2013
Exhibit 1.13	Transaction in Own Shares dated 16 May 2013
Exhibit 1.14	Transaction in Own Shares dated 17 May 2013
Exhibit 1.15	Transaction in Own Shares dated 20 May 2013
Exhibit 1.16	Transaction in Own Shares dated 21 May 2013
Exhibit 1.17	Transaction in Own Sharesdated 22 May 2013
Exhibit 1.18	Transaction in Own Shares dated 23 May 2013
Exhibit 1.19	Transaction in Own Shares dated 24 May 2013
Exhibit 1.20	Transaction in Own Shares dated 28 May 2013
Exhibit 1.21	Transaction in Own Shares dated 29 May 2013
Exhibit 1.22	Transaction in Own Shares dated 30 May 2013
Exhibit 1.23	Transaction in Own Shares dated 31 May 2013
Exhibit 1.24	Director/PDMR Shareholding dated 31 May 2013
Exhibit 1.25	Total Voting Rights dated 31 May 2013

Exhibit 1.1

BP plc - Share Repurchase Programme
BP plc - 01 May 2013

BP p.l.c. - Share Repurchase Programme

In continuation of the share repurchase programme that BP p.l.c. (the "Company") announced on 22 March 2013, the Company has today entered into a second repurchase mandate agreement with an independent third party following the expiry of the repurchase mandate agreement previously entered into and announced in respect of the period of 22 March 2013 to 29 April 2013.

Under the repurchase mandate agreement entered into today, the independent third party will manage the share repurchase programme for the period of 1 May 2013 to 14 June 2013 and will make its trading decision in relation to the purchase of the Company's securities independently of, and uninfluenced by the Company. On purchase, the Company's shares will be cancelled.

As previously announced, the purpose of the share buy-back programme is to reduce the Company's issued share capital.

Any purchases will be effected within certain pre-set parameters and in accordance with the Company's general authority to repurchase shares granted by its shareholders at the Company's 2013 Annual General Meeting and Chapter 12 of the Listing Rules.

Further enquiries:
Jessica Mitchell           +44 (0)20 7496 4962

Exhibit 1.2

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           2 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	1 May 2013
Number of ordinary shares purchased	1,175,000
Highest price paid per share (pence)	468.00
Lowest price paid per share (pence)	463.30

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.3

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           3 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	2 May 2013
Number of ordinary shares purchased	2,750,000
Highest price paid per share (pence)	469.15
Lowest price paid per share (pence)	464.15

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.4

BP p.l.c          -           Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c.         -           3 May 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 2 May 2013 by Mrs K Landis, a person discharging managerial responsibility in BP p.l.c., that on 2 May 2013 she instructed Fidelity Stock Plan Services LLC to sell 22,200 ADSs (ISIN number US0556221044) at $43.6058 per ADS.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.5

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           7 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	3 May 2013
Number of ordinary shares purchased	2,840,000
Highest price paid per share (pence)	473.40
Lowest price paid per share (pence)	466.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.6

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           8 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	7 May 2013
Number of ordinary shares purchased	5,781,000
Highest price paid per share (pence)	473.90
Lowest price paid per share (pence)	467.90
Highest price paid per share (cents)	737.83
Lowest price paid per share (cents)	734.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.7

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           9 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	8 May 2013
Number of ordinary shares purchased	3,147,000
Highest price paid per share (pence)	471.75
Lowest price paid per share (pence)	464.40

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.8

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           10 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	9 May 2013
Number of ordinary shares purchased	5,747,000
Highest price paid per share (pence)	468.80
Lowest price paid per share (pence)	465.45
Highest price paid per share (cents)	726.50
Lowest price paid per share (cents)	721.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.9

BP p.l.c          -           Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c.         -           10 May 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 10 May 2013 by Computershare Plan Managers that on 10 May 2013 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.655 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn                68 shares
Dr B. Gilvary                68 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                68 shares
Mr B. Looney               68 shares
Mr D. Sanyal                65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.10

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           13 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	10 May 2013
Number of ordinary shares purchased	4,870,000
Highest price paid per share (pence)	470.50
Lowest price paid per share (pence)	464.60
Highest price paid per share (cents)	720.33
Lowest price paid per share (cents)	716.67

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.11

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           14 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	13 May 2013
Number of ordinary shares purchased	5,848,000
Highest price paid per share (pence)	467.50
Lowest price paid per share (pence)	464.40
Highest price paid per share (cents)	718.50
Lowest price paid per share (cents)	714.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.12

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           15 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	14 May 2013
Number of ordinary shares purchased	5,850,000
Highest price paid per share (pence)	469.80
Lowest price paid per share (pence)	465.15
Highest price paid per share (cents)	719.33
Lowest price paid per share (cents)	716.17

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.13

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           16 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	15 May 2013
Number of ordinary shares purchased	4,310,000
Highest price paid per share (pence)	470.00
Lowest price paid per share (pence)	467.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.14

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           17 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	16 May 2013
Number of ordinary shares purchased	4,800,000
Highest price paid per share (pence)	469.35
Lowest price paid per share (pence)	464.50

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.15

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           20 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	17 May 2013
Number of ordinary shares purchased	3,947,000
Highest price paid per share (pence)	470.00
Lowest price paid per share (pence)	462.65

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.16

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           21 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	20 May 2013
Number of ordinary shares purchased	4,025,000
Highest price paid per share (pence)	473.00
Lowest price paid per share (pence)	468.20
Highest price paid per share (cents)	726.50
Lowest price paid per share (cents)	718.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.17

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           22 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	21 May 2013
Number of ordinary shares purchased	4,450,000
Highest price paid per share (pence)	477.30
Lowest price paid per share (pence)	471.00
Highest price paid per share (cents)	729.50
Lowest price paid per share (cents)	720.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.18

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           23 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	22 May 2013
Number of ordinary shares purchased	4,500,000
Highest price paid per share (pence)	484.90
Lowest price paid per share (pence)	478.25

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.19

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           24 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	23 May 2013
Number of ordinary shares purchased	4,876,000
Highest price paid per share (pence)	480.60
Lowest price paid per share (pence)	473.90

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.20

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           28 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	24 May 2013
Number of ordinary shares purchased	4,575,000
Highest price paid per share (pence)	481.65
Lowest price paid per share (pence)	475.35
Highest price paid per share (cents)	725.67
Lowest price paid per share (cents)	721.83

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.21

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           29 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	28 May 2013
Number of ordinary shares purchased	4,250,000
Highest price paid per share (pence)	484.55
Lowest price paid per share (pence)	477.85
Highest price paid per share (cents)	729.33
Lowest price paid per share (cents)	726.17

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.22

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           30 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	29 May 2013
Number of ordinary shares purchased	4,660,000
Highest price paid per share (pence)	482.50
Lowest price paid per share (pence)	477.45
Highest price paid per share (cents)	730.17
Lowest price paid per share (cents)	723.33

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.23

BP p.l.c          -           Transaction in Own Shares
BP p.l.c.         -           31 May 2013

BP p.l.c. announces that it has purchased for cancellation the following number of ordinary shares of US$0.25 cents each:

Ordinary shares

Date of purchase	30 May 2013
Number of ordinary shares purchased	4,450,000
Highest price paid per share (pence)	481.65
Lowest price paid per share (pence)	476.25
Highest price paid per share (cents)	729.50
Lowest price paid per share (cents)	728.00

This announcement is made in accordance with the requirements of Listing Rule 12.4.6.

Further enquiries:
Jessica Mitchell      +44 (0)207 496 4962

Exhibit 1.24

BP p.l.c          -           Notification of transactions of persons discharging managerial responsibility or connected persons
BP p.l.c.         -           31 May 2013

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was notified on 30 May 2013 by Dr M C Daly, a person discharging managerial responsibility in BP p.l.c., that on 30 May 2013 he sold 110,000 BP ordinary shares (ISIN number GB0007980591) at £4.77 per share.

This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.25

BP p.l.c          -           Total Voting Rights
BP p.l.c.         -           31 May 2013

BP p.l.c.
Total voting rights and share capital

As at 31 May 2013, the issued share capital of BP p.l.c. comprised 18,982,825,755 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,808,871,819. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 18,987,908,255. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

These figures include shares purchased by BP p.l.c. as part of its share buy-back programme but not yet cancelled.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 3 June 2013
/s/ J. BERTELSEN
..............................
J. BERTELSEN
Deputy Secretary